UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13-d2(a)

(Amendment No. 8)*

Azure Power Global Limited
(Name of Issuer)

Equity Shares
(Title of Class of Securities)

V0393H103
(CINS Number)

Soulef Hadjoudj Caisse de dépôt et placement du Québec 1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3 (514) 847-5998
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CINS NO. V0393H103	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON CDPQ Infrastructures Asia Pte Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 24,259,272
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 24,259,272
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,259,272
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14	TYPE OF REPORTING PERSON CO

CINS NO. V0393H103	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSON Caisse de dépôt et placement du Québec
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Québec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 24,259,272
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 24,259,272
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,259,272
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14	TYPE OF REPORTING PERSON OO

CINS NO. V0393H103	SCHEDULE 13D	Page 4 of 8

Item 1.	Security and Issuer.

This amendment No. 8 (“Amendment No. 8”) to Schedule 13D relates to the Schedule 13D filed on October 27, 2016 (the “Original Schedule 13D”) by CDPQ Infrastructures Asia Pte Ltd. (“CDPQ Infrastructures”) and Caisse de dépôt et placement du Québec (“CDPQ” and, together with CDPQ Infrastructures, the “Reporting Persons”) relating to Equity Shares (the “Shares”) issued by Azure Global Power Limited (the “Issuer”). The principal executive offices of the Issuer are located at 3rd Floor, Asset 301-304 and 307, WorldMark 3, Aerocity, New Delhi,110037, India.

Capitalized terms used but not defined in this Amendment No. 8 shall have the meanings set forth in the Original Schedule 13D.

Except as specifically amended by this Amendment No. 8, the Original Schedule 13D is unchanged.

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

“The citizenship of the natural persons who are officers, directors or controlling persons of each of the Reporting Persons is set forth in Annex A hereto.”

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

“On December 27, 2021, CDPQ Infrastructures entered into the Backstop Agreement (as defined below), pursuant to which it agreed, subject to the terms and conditions of the Backstop Agreement, to acquire additional Shares as described in Item 6 of this Amendment No. 8.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated to read in full as follows:

“The responses to this Item 5 and the information on the cover page are based on their being 48,332,573 Shares outstanding, as of December 23, 2021, as disclosed in the Issuer’s prospectus supplement (the “Prospectus Supplement”), dated December 27, 2021, filed by the Issuer with the Securities and Exchange Commission on December 27, 2021 pursuant to Rule 424 under the Securities Act of 1933.

(a) and (b) As a result of the transactions described in the Original Schedule 13D, as amended, CDPQ Infrastructures is the direct beneficial owner of 24,259,272 Shares, which represents 50.2% of the Issuer’s outstanding Shares. CDPQ, through its ownership of CDPQ Infrastructures, may be deemed to share voting and dispositive power over the Shares beneficially owned or deemed to be beneficially owned by CDPQ Infrastructures.

(c) The transactions by the Reporting Persons in the Shares during the past sixty days are set forth in Annex B. Except as otherwise disclosed therein, the Reporting Persons have not effected any transaction in the Shares in the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the Shares beneficially owned by the Reporting Persons.

(e) Not applicable.”

CINS NO. V0393H103	SCHEDULE 13D	Page 5 of 8

Item 6.	Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

“Backstop Agreement:

In connection with the Issuer’s rights offering (the “Rights Offering”) described in the Prospectus Supplement, CDPQ Infrastructures and OMERS Infrastructure Asia Holdings Pte. Ltd. (“OMERS”) have each entered into the Backstop Commitment Agreement, dated as of December 27, 2021, with the Issuer (the “Backstop Agreement”).

Under the Backstop Agreement, each of CDPQ Infrastructures and OMERS, severally and not jointly, has agreed with the Issuer to exercise its respective Basic Subscription Rights (as defined in the Backstop Agreement) in full in the Rights Offering.

In addition, under the Backstop Agreement, each of CDPQ Infrastructures and OMERS, severally and not jointly, has committed and agreed with the Issuer (referred to as a “Backstop Commitment”) to purchase its Backstop Entitlement (as defined below) of the aggregate number of Shares, if any, equal to (i) the aggregate number of Shares offered by the Issuer in the Rights Offering pursuant to all Basic Subscription Rights (including any Basic Subscription Rights not issued and/or allocated due to the provisions of applicable state or foreign securities laws), less (ii) the aggregate number of Shares that are subscribed and purchased pursuant to the exercise of the Basic Subscription Rights by all holders of such Basic Subscription Rights (the “Backstop Shares”).

CDPQ Infrastructures and OMERS entitlement (each a “Backstop Entitlement”) to Backstop Shares under the Backstop Commitment shall be equal to: (i) with respect to CDPQ Infrastructures, 60% of the Backstop Shares and (ii) with respect to OMERS, 40% of the Backstop Shares (with any rounding of Backstop Shares to achieve such percentages to be mutually agreed by CDPQ Infrastructures and OMERS).

In addition, the Backstop Agreement provides that the respective Backstop Commitment of each of CDPQ Infrastructures and OMERS depends on the satisfaction of the conditions contained in the Backstop Agreement including:

•	the representations and warranties made by the Issuer are true;
•	there is no material change in the Issuer’s business or the financial markets; and
•	the Issuer delivers customary closing documents to CDPQ Infrastructures and OMERS, respectively.

In addition, the Issuer has agreed to indemnify and hold harmless each of CDPQ Infrastructures and OMERS and each of their directors, officers, shareholders, members, partners, employees and agents from any and all losses, claims and expenses that it or they may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Issuer in the Backstop Agreement or (b) any action instituted against it or them by any shareholder of the Issuer who is not an affiliate of such indemnified person, with respect to any of the transactions contemplated by the Backstop Agreement.

The foregoing summary of the Backstop Agreement described in this Item 6 does not purport to be complete and, as such, is qualified in its entirety by the Backstop Agreement, set forth in Exhibit 99.4 hereto and incorporated in this Item 6 by reference.

Except for the Backstop Agreement, the Subscription Agreement, the Share Purchase Agreement and the Amended Registration Rights Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.”

CINS NO. V0393H103	SCHEDULE 13D	Page 6 of 8

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.4	Backstop Commitment Agreement, dated as of December 27, 2021, among the Issuer, CDPQ Infrastructures Asia Pte Ltd. and OMERS Infrastructure Asia Holdings Pte Ltd. (incorporated by reference to Exhibit 99.2 to the Issuer’s Form 6-K furnished to the SEC by the Issuer on December 27, 2021).

CINS NO. V0393H103	SCHEDULE 13D	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2021

CDPQ INFRASTRUCTURES ASIA PTE LTD.

By:	/s/ Cyril Cabanes
Name: Cyril Cabanes Title: Director

CINS NO. V0393H103	SCHEDULE 13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2021

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

By:	/s/ Soulef Hadjoudj
Name: Soulef Hadjoudj Title: Legal Counsel

Annex A

CDPQ INFRASTRUCTURES ASIA PTE. LTD

Directors and Officers

Name	Business Address	Principal Occupation or Employment	Citizenship
Cyril Sébastien Dominique Cabanes	One Raffles Quay, #21-01 North Tower, 1 Raffles Quay, Singapore 048583	Director of CDPQ Infrastructures Asia PTE. LTD.	French and Australian
Leong Wai Leng	One Raffles Quay, #21-01 North Tower, 1 Raffles Quay, Singapore 048583	Director of CDPQ Infrastructures Asia PTE. LTD.	Singaporean
Sharron Tan Jing Yi	One Raffles Quay, #21-01 North Tower, 1 Raffles Quay, Singapore 048583	Secretary of CDPQ Infrastructures Asia PTE. LTD	Singaporean

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

Directors and Officers

Name	Business Address	Principal Occupation or Employment	Citizenship
Jean St-Gelais	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Chairman of the Board of Directors	Canadian
Jean-François Blais	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Ivana Bonnet Zivcevic	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Serbian and French
Diane Lemieux	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director President and General Manager, Retraite Québec	Canadian
Ravy Por	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Michel Després	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director President and General Manager, Retraite Québec	Canadian
Gilles Godbout	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Alain Côté	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Sylvain Brosseau	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Jean La Couture	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director President, Huis Clos Ltée	Canadian

Name	Business Address	Principal Occupation or Employment	Citizenship
Maria S. Jelescu Dreyfus	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Romanian
Wendy Murdock	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Lynn Jeanniot	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Charles Emond	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	President, Chief Executive Officer and Corporate Director	Canadian
Maxime Aucoin	1000, place Jean-Paul-Riopelle 9th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Total Portfolio	Canadian
Helen Beck	1000, place Jean-Paul-Riopelle 9th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Equity Markets	Canadian
Claude Bergeron	1000, place Jean-Paul-Riopelle 9th floor Montréal, Québec H2Z 2B3	Chief Risk Officer and Head of Depositor Relationships	Canadian
Marc-André Blanchard	1000, place Jean-Paul-Riopelle 10th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of CDPQ Global	Canadian
Ani Castonguay	1000, place Jean-Paul-Riopelle 10th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Public Affairs	Canadian
Marc Cormier	1000, place Jean-Paul-Riopelle 6th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Fixed Income	French and Canadian
Martin Coiteux	1000, place Jean-Paul-Riopelle 4th floor Montréal, Québec H2Z 2B3	Head of Economic Analysis and Global Strategy	Canadian

Name	Business Address	Principal Occupation or Employment	Citizenship
Vincent Delisle	1000, place Jean-Paul-Riopelle 7th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Liquid Markets	Canadian
Ève Giard	1000, place Jean-Paul-Riopelle 5th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Talent and Performance	Canadian
Emmanuel Jaclot	1000, place Jean-Paul-Riopelle 8th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Infrastructure	French
Martin Laguerre	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Private Equity and Capital Solutions CDPQ US (New York)	Canadian and American
Maarika Paul	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Chief Financial and Operations Officer	Canadian
Alexandre Synnett	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Chief Technology Officer	Canadian
Kim Thomassin	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Investments in Québec and Stewardship Investing	Canadian
Nathalie Palladitcheff	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	President and Chief Executive Officer Ivanohé Cambridge	French
Rana Ghorayeb	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	President and Chief Executive Officer Otéra Capital	Canadian
Michel Lalande	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Legal Affairs and Secretariat	Canadian

Annex B

Schedule of Transactions

CDPQ INFRASTRUCTURE ASIA PTE. LTD

None.

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

None.